U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         Efird, Robbie M.
                                                  200 North Elm Street
                                                  Greensboro, NC  27401

2.   Issuer Name and Ticker or Trading Symbol     Network Systems
                                                  International, Inc. (NESI)

3.   IRS Number of Reporting Person, if an
     Entity (Voluntary)

4.   Statement for Month, Year                    September, 1999

5.   If Amendment, Date of Original               N/A

6.   Relationship of Reporting Person to Issuer   Director, Officer, 10% Owner
          (Check all applicable)

7.   Individual or Joint/Group Filing             __x__ Form filed by one
       (Check Applicable Line)                          Reporting Person
                                                  _____ Form filed by more
                                                        than one Reporting
                                                        Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                               Common Stock

2.   Transaction Date                                September 30, 1999
     (Month/Day/Year)

3.   Transaction Code                                Code:  G
     (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)      Amount:  1,000 shares
       (A) or (D)                                    D
                                                     Price:  $5.375

5.   Amount of Securities Beneficially
      Owned at End of Month                          2,722,991

6.   Ownership form:                                (D) 2,708,491
     Direct (D) or Indirect (I)                     (I)    14,500

7.  Nature of Indirect Beneficial Ownership         14,500 shares held
                                                    indirectly by Mr. Efird
                                                    for his minor son under
                                                    the Uniform Gift to
                                                    Minors Act

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                               N/A

2. Conversion or Exercise Price of Derivative Security

3. Transaction Date (Month/Day/Year)

4. Transaction Code                                           Code:
                                                              V:
5. Number of Derivative Securities Acquired (A)
   Or Disposed of (D)

6. Date Exercisable and Expiration Date                       Date Exercisable:
     (Month/Day/Year)
                                                              Expiration Date:

7. Title and Amount of Underlying Securities                  Title:
                                                              Amount of Number
                                                              of Shares:
8. Price of Derivative Security

9. Number of Derivative Securities Beneficially
   Owned at End of Month

10. Ownership form of Derivative Security:  Direct (D)
     Or Indirect (I)

11. Nature of Indirect Beneficial Ownership


Signature of Reporting Person


/s/ Robbie M. Efird
Robbie M. Efird

Date:  October 12, 1999